October 18, 2019

Eric Michel Dusseux
Chief Executive Officer
Bionik Laboratories Corp.
483 Bay Street, N105
Toronto, ON M5G 2C9

       Re: Bionik Laboratories Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 11, 2019
           File No. 333-233796

Dear Dr. Dusseux:

       We have limited our review of your amended registration statement to the issues addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2019 letter.

Form S-1 Amended October 11, 2019

Our Amended and Restated Certificate of Incorporation, as amended, designates the Court of
Chancery of the State of Delaware. . ., page 15

1. We note that your forum selection provision identifies the Court of Chancery of the
       State of Delaware as the exclusive forum for certain litigation, including any "derivative action." We note from your revised disclosure that you intended for this provision to apply to actions arising under the Exchange Act. Please note that
Section 27 of the
       Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
       Please revise the prospectus to clarify, if true, that the company does not intend for the exclusive forum provision to apply to Exchange Act claims.
 Eric Michel Dusseux
Bionik Laboratories Corp.
October 18, 2019
Page 2

        Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Legal Branch
Chief, at (202) 551-3617 with any questions.



                                                         Sincerely,
FirstName LastNameEric Michel Dusseux
                                                         Division of
Corporation Finance
Comapany NameBionik Laboratories Corp.
                                                         Office of Life
Sciences
October 18, 2019 Page 2
cc:       Stephen E. Fox, Esq.
FirstName LastName